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                          October 25, 2023

       Dany Vaiman
       Chief Financial Officer
       Flora Growth Corp.
       3406 SW 26th Terrace, Suite C-1
       Fort Lauderdale , FL 33312

                                                        Re: Flora Growth Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 18,
2023
                                                            File No. 333-275067

       Dear Dany Vaiman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard Raymer